SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

B COMMUNICATIONS LTD.

(Name of Registrant)

2 Dov Friedman Street, Ramat Gan 5250301, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

B COMMUNICATIONS LTD.

EXPLANATORY NOTE

The following exhibit is attached:

99.1	Report of Bezeq - The Israel Telecommunication Corp. Ltd., a controlled subsidiary of B Communications Ltd., filed with the Israel Securities Authority and the Tel Aviv Stock Exchange - Immediate Supplementary Report - Publication for Public’s Comments on the Recommendations of the Inter-Ministerial Team To Examine the Policy of Deployment of Fixed Line Ultra Broad Band Infrastructures in Israel.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD.
(Registrant)

Date: November 6, 2019	By:	/s/ Ami Barlev
Ami Barlev
Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Report of Bezeq - The Israel Telecommunication Corp. Ltd., a controlled subsidiary of B Communications Ltd., filed with the Israel Securities Authority and the Tel Aviv Stock Exchange - Immediate Supplementary Report - Publication for Public’s Comments on the Recommendations of the Inter-Ministerial Team To Examine the Policy of Deployment of Fixed Line Ultra Broad Band Infrastructures in Israel.

3